Room 4561

	June 10, 2005

Mr. Amrit K. Das
Chief Executive Officer
netGuru, Inc.
22700 Savi Ranch Parkway
Yorba Linda, California 92887

Re:	netGuru, Inc.
	Registration Statement on Form S-3 filed May 13, 2005
	File No. 333-124920

	Form 10-K for the year ended December 31, 2004
	Form 8-K filed December 30, 2004
	File No. 0-28560

Dear Mr. Das:

      This is to advise you that we have limited our review of the above registration statement and reports to the matters addressed in the comments below. No further review of the registration statement or reports has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of the registration statement are urged to be certain that all information required under the Securities Act and Exchange Act has been included.

      Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We note that your audited balance sheet and audited statements of income and cash flow are as of and for the year ended March 31, 2004.
Pursuant to Item 310(g) of Regulation S-B, your registration statement must include audited financial statements for the most recent fiscal year. Please refile your registration statement with appropriate financial statements and revise your disclosure as necessary.

2. In section 3.2 in each of the securities purchase agreements dated
December 23, 2004 and December 4, 2003, reference is made to an escrow agreement. Please provide us copies of the agreements and in your response letter explain the purpose and effect of such agreements. Tell us why these escrow agreements were not filed as exhibits to the Form 8-K filed December 30, 2004 or your Form S-3
filed January 26, 2004, as applicable.   Provide us with a copy of
any other agreements between NetGuru, Laurus Master Fund and any third parties concerning the notes and warrants sold on December 23,
2004 and December 4, 2003, that were not filed with the Form 8-K or
Form S-3, respectively.  Tell us the amount conveyed by Laurus
Master
Fund to NetGuru in payment for the notes and when and how those funds were transferred. Describe the function of the escrow agreement, escrow agent or other parties in this process.

Selling Security Holders

Selling Security Holders Table, p. 16

3. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling securityholders that do not file periodic reports under the Exchange Act. We note that certain selling securityholders, such as GRAL, do not disclose the individuals who exercise these powers. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

4. Please disclose whether any selling securityholder is a registered broker-dealer. If a selling securityholder is a registered broker-dealer, please identify such registered broker-dealer as an underwriter in your disclosure, unless the shares were acquired as transaction-based compensation for investment-banking services. Provide a description of the investment-banking services and the manner in which the compensation for the services was computed, as applicable. We note that you have identified The Seidler Companies and First Montauk Securities as registered broker-dealers.

5. Please disclose whether any selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling securityholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling securityholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Private Placements Through which the Selling Security Holders...

Laurus Master Fund, Ltd. Strategic Financings, p. 19

6. Please advise us of the reason for amending and restating your December 2003 note. Tell us the nature of the changes that affected the economics of the creditor-debtor relationship, in addition to the increase in the monthly payment amounts. For example, if the conversion rights of the noteholder were modified, please describe the change. In your response letter, please describe all significant changes to the note when it was amended and restated on April 27, 2004. Please advise whether and, if so, when shares were issued and resold pursuant to the prior registration statement.

Other Selling Security Holders, p. 26

7. We note your disclosure regarding the issuance of warrants to J.P.
Turner and Company, The Seidler Companies and Silverman Heller Associates as partial consideration for strategic investor relations` services. Please elaborate to discuss how such warrants only represented partial consideration for such services.

8. Please provide additional context in your disclosure for the transactions in which your selling securityholders obtained their securities. For example, please elaborate on the settlement agreement with GRAL and the financing agreement with Mr. Kellogg as well as provide additional detail on the services Mr. Niwayama and certain of your optionees provided to you.

Plan of Distribution

9. We note your reference to agreements by certain selling securityholders in which they have agreed to certain restrictions on their resale of shares of your common stock. Please file such agreements as exhibits to your registration statement.

Item 16. Exhibits

10. Pursuant to Item 601(b) of Regulation S-K, please ensure that you have filed all necessary exhibits in this registration statement including opinions and material agreements, such as outstanding warrants and agreements remaining to be performed at or after the filing of your registration statement, e.g., agreements with continuing registration rights. Please note that Rule 429(b) under the Securities Act states that this registration statement shall act as a post-effective amendment to the prior registration statements whose prospectuses have been combined in this registration statement.
As a result, all necessary exhibits relating to shares registered in prior registration statements should be referenced in the exhibit index and incorporated by reference from the prior filing, or should be filed with this registration statement.

*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3462 or Barbara C. Jacobs, Assistant Director, at (202)
551-3730.

	Sincerely,


	Mark P. Shuman
	Branch Chief - Legal

cc:	Via Facsimile

	Nimish Patel, Esq.
	Richardson & Patel LLP
	10900 Wilshire Boulevard, Suite 500
	Los Angeles, California 90024
	Telephone: (310) 208-1182
	Facsimile:  (310) 208-1154

	Cristy Lomenzo Parker, Esq.
	Rutan & Tucker, LLP
	611 Anton Boulevard, Suite 1400
	Costa Mesa, California 92626
	Telephone: (714) 641-5100
	Facsimile:  (714) 546-9035